NovaWest Resources Inc.



News Release

For Immediate Release

Private Placement Closed

Vancouver, Thursday May 31 2006, 3:30 p.m. PST

Novawest Closes Private Placement

Novawest Resources Inc. announces that the Company has closed the Private Placement announced on March 22, 2006. The Private Placement initially announced was for $360,000 Cdn comprised of 3,000,000 Units, but due to being oversubscribed the Company has raised total proceeds of $429,000 by issuing 3,579,999 Units.

Each unit will consist of one common share and common share purchase warrant. Each 18-month share purchase warrant entitles the holder to purchase one additional share for six months at a price of $0.12 and for a further twelve months at a price of $0.20 Cdn. The warrants will expire on November 30, 2007. Each share will be subject to a hold period of four months.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed



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